                                             Filed by Orthodontic Centers of
                                             America, Inc. pursuant to Rule 425
                                             under the Securities Act of 1933
                                             and deemed filed pursuant to Rule
                                             14a-12 under the Securities
                                             Exchange Act of 1934.

                                             Subject Company: Orthodontic
                                             Centers of America, Inc.
                                             Commission File No.: 1-13457

         THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION TO PRACTITIONERS AFFILIATED WITH ORTHALLIANCE.

         THE EXAMPLES AND/OR CALCULATIONS INCLUDED IN THIS PRESENTATION ARE SOLELY FOR ILLUSTRATION PURPOSES AND MAY NOT BE REPRESENTATIVE OF ALL PRACTICES. ACTUAL RESULTS COULD VARY FROM THESE EXAMPLES.


                              OrthAlliance Doctor

                              Financial Incentives

                           Merger Options & Key Terms


o     Existing Contract: (no change)

o     Amendment to Existing Contract:
      3 year min. commitment
      Convert to OCA business systems

o     OCA Standard Contract:
      3 year min. commitment
      Replacement doctor required prior to departure
      Doctor retains proceeds from sale
      Convert to OCA business systems
      Fee based on Profit
      Share allocable corporate expenses
      Share operating losses and fixed asset costs

                        Merger Options & Key Incentives

o     Existing Contract: (no change)
      Exchange of OrthAlliance stock for OCA stock.

o     Amendment to Existing Contract:
      Stock Pool
      Target Program

o     OCA Standard Contract:
      Stock Pool
      Target Program
      Contract Conversion
      Doctors Trust

                      Exchange of ORAL Stock for OCA Stock

o     OCA stock - $30.70 as of 5/31/2001

      -     NYSE-traded

      -     Institutional ownership: 80%

      -     Liquid, valuable currency

o     Exchange ratio: 0.09214 to 0.16585

o Example: 100,000 shares times .12899 equals 12,899 shares. At $30/share equals $386,970.

                             Investment Comparison
                             July 1998 to May 2001

              [CHART OF THE PERFORMANCE OF OCA'S COMMON STOCK AND
          THAT OF OTHER DENTAL OR PHYSICIAN PRACTICE MANAGEMENT COMPANIES
                          FROM JULY 1998 TO MAY 2001]

                        Merger Options & Key Incentives


o        Existing Contract: (no change)
         Exchange of OrthAlliance Stock for OCA stock.

o        Amendment to Existing Contract:
         Stock Pool
         Target Program

o        OCA Standard Contract:
         Stock Pool
         Target Program
         Contract Conversion
         Doctors Trust

                                 OCA Stock Pool

o     Potential $13,500,000 of stock at $30.

o     Commitment by July 27, 2001

o     Stock issuance based on:

      - Timing of commitment (amendment or OCA contract)

      - Size of Practice (management fee based)

      - Tenure with PPM

                                Stock Pool Rules

o    Tenure: 10 shares/ month for each month contracted w/PPM.

o    Size:   30 shares/ $10,000 of annual fees as of 3/31/01.

o    Timing: sign amendment or OCA Contract

     Group 1 - by June 15, 2001 - receive 900 OCA shares

     Group 2 - by June 22, 2001 - receive 800 OCA shares

     Group 3 - by June 29, 2001 - receive 700 OCA shares

     Group 4 - by July 6, 2001 - receive 600 OCA shares

     Group 5 - by July 13, 2001 - receive 500 OCA shares

     Group 6 - by July 20, 2001 - receive 400 OCA shares

     Group 7 - by July 27, 2001 - receive 300 OCA shares

     plus 200 additional shares for every 20 doctors signed before July 27, 2001 and after your commitment group.

                             OCA Stock Pool Example

o     $195,000 annual fees = 585 OCA shares

o     40 months = 400 OCA shares

o     Commitment by June 15, 2001 = 900 OCA shares

o     127 doctor total commitment = 600 OCA shares
      (assumes 60 doctors in group 1)

o Therefore total issuance = 2,485 OCA shares for this example with a value of $74,550 @ $30/share.

o     Stock vesting: 1/3 at end of each year for three years.

                        Merger Options & Key Incentives


o     Existing Contract: (no change)
      Exchange of OrthAlliance stock for OCA stock.

o     Amendment to Existing Contract:
      Stock Pool
      Target Program

o     OCA Standard Contract:
      Stock Pool
      Target Program
      Contract Conversion
      Doctors Trust

                                 Target Program
                             OrthAlliance Contract

                            Existing Contract     Existing Contract
                            -----------------     -----------------
Gross                           $1,000,000            $1,500,000
Margins                              50.00%                60.00%
                                ----------            ----------

Doctor income                   $  330,000            $  645,000
Service Fee        17%          $  170,000            $  255,000
                                ----------            ----------
Service fee increase                                  $   85,000
Multiple                                                    3.00
                                                      ----------
Value issued to doctor
  for growth                                          $  255,000
                                                      ==========

Stock vesting: 25% after 2 years; 25% per year thereafter.
Max value: 3 times 70% of service fee (12 months before merger).

                        Merger Options & Key Incentives


o        Existing Contract: (no change)
         Exchange of OrthAlliance stock for OCA stock.

o        Amendment to Existing Contract:
         Stock Pool
         Target Program

o        OCA Standard Contract:
         Stock Pool
         Target Program
         Contract Conversion
         Doctors Trust

                           Conversion to OCA Contract



                                        OrthAlliance           OCA
                                          Contract           Contract
                                        ------------       ------------

Gross                                   $  1,000,000       $  1,000,000
Margins                                        50.00%             55.00%
Percent to Orthalliance                        17.00%
Percentage of profit, standard OCA                                40.00%


Doctor income                           $    330,000       $    330,000
Annual fee to management                $    170,000       $    220,000

Difference in fee to OCA                                   $     50,000
Multiple                                                           4.00
                                                           ------------

Share value issued to doctor                               $    200,000
                                                           ============

4X multiple available until July 27, 2001.
Vesting: 25% after 2 years; 25% per year thereafter.

                                 Target Program
                                  OCA Contract



                                           After
                                         Conversion          3rd year
                                             to               After
                                        OCA Contract       OCA Contract
                                        ------------       ------------
Gross                                    $1,000,000         $1,500,000
Margins                                       55.00%             60.00%


Doctor income 60%                        $  330,000         $  540,000
OCA fee 40%                              $  220,000         $  360,000

Service fee increase                                        $  140,000
Multiple                                                          3.00
                                                            ----------

Value issued to doctor for growth                           $  420,000
                                                            ==========

Stock vesting: 25% after 2 years; 25% per year thereafter.
Max value: 3 times 70% of service fee (12 months before merger).

                        Merger Options & Key Incentives


o    Existing Contract: (no change)
     Exchange of OrthAlliance stock for OCA stock.

o    Amendment to Existing Contract:
     Stock Pool
     Target Program

o    OCA Standard Contract:
     Stock Pool
     Target Program
     Contract Conversion
     Doctors Trust

                           OCA Doctors Trust Program


Annual purchase price                                                $   4,000
Period of years                                                             10
Multiple given                                                            15.0
Current stock value                                                  $  60,000

Requirements:
    10 year commitment by doctor.
    Sale of practice to OCA qualified Orthodontist during vesting period. Doctor has two year option to purchse stock under Trust Program.

Restrictions:
    No sale until year 11, stock issuance over 7 years from year 11.

                           Example of OCA Total Value


                                         Existing Contract          OCA Contract
                                         -----------------          -------------
Stock from OCA Stock Pool                $          75,000          $      75,000
Stock from Target                        $         255,000          $     420,000
Stock for Signing OCA Contract           $              --          $     200,000
Stock from Trust                         $              --          $      60,000
                                         -----------------          -------------
Stock Total                              $         330,000          $     755,000

Annual After-tax cash flow               $         387,000          $     324,000

                               Summary of Benefits


o     Exchange of OrthAlliance Stock

o     OCA Stock Pool

o     Achieving Growth Targets

o     Conversion to OCA contract

o     OCA Doctor Trust Program

                      ORTHODONTIC CENTERS OF AMERICA, INC.

            INCENTIVE PROGRAMS FOR ORTHALLIANCE ALLIED PRACTITIONERS


         Orthodontic Centers of America, Inc. ("OCA") is a party with OrthAlliance, Inc. ("OrthAlliance") to an Agreement and Plan of Merger, dated May 16, 2001 (the "Merger Agreement"), which provides for the merger of one of OCA's wholly-owned subsidiaries with and into OrthAlliance, with OrthAlliance becoming a wholly-owned subsidiary of OCA (the "Merger"). Completion of this proposed Merger is subject to a number of conditions, including approval of the Merger Agreement by OrthAlliance stockholders. Additional information about this proposed Merger may be obtained from a Registration Statement on Form S-4, and a related prospectus/proxy statement, that OCA will file with the Securities and Exchange Commission in connection with the proposed Merger.

         In connection with the proposed Merger, OCA has implemented four programs under which it may offer shares of its common stock to orthodontists and pedodontists who are owners and employees ("OrthAlliance Affiliated Practitioners") of professional entities that are parties to service, management services, consulting or similar long-term agreements ("OrthAlliance Service or Consulting Agreements") with OrthAlliance and its subsidiaries. Two of these programs provide incentives to OrthAlliance Affiliated Practitioners who, along with their respective professional entities, either (a) amend their respective employment agreement and OrthAlliance Service or Consulting Agreement as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (b) enter into OCA's customary form of business services agreement with OCA or its subsidiaries ("OCA Business Services Agreement"), in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the proposed Merger with OrthAlliance. The other two programs provide incentives only to those OrthAlliance Affiliated Practitioners who, along with their respective professional entities, enter into an OCA Business Services Agreement effective as of the proposed Merger. Each of these programs would be conditioned upon, and subject to, completion of the proposed Merger and compliance with federal and state securities laws.

         The amendments to employment agreements and OrthAlliance Service or Consulting Agreement contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement would generally involve the following:

         o AMENDMENT TO EMPLOYMENT AGREEMENT. In the amendment to their respective employment agreement, the OrthAlliance Affiliated Practitioner and his or her professional entity would agree to include OrthAlliance as a third party beneficiary and continue the OrthAlliance Affiliated Practitioner's employment as an orthodontist or pedodontist, as applicable, for a period of at least three years following the proposed Merger.

         o AMENDMENT TO SERVICE OR CONSULTING AGREEMENT In the amendment to their respective OrthAlliance Service or Consulting Agreement, the OrthAlliance Affiliated Practitioner and his or her professional entity would agree to use OCA's proprietary computer software and business systems in connection with the business functions of their practice, maintain the current status of the advertisement or non-advertisement, as the case may be, of their practice to the general public, unless OCA otherwise agrees, and continue the OrthAlliance Affiliated Practitioner's employment as an orthodontist or pedodontist, as applicable, for a period of at least three years following the proposed Merger.

INCENTIVES FOR AMENDING EXISTING EMPLOYMENT AGREEMENT AND ORTHALLIANCE AGREEMENT, OR ENTERING INTO NEW OCA AGREEMENT

         OCA intends to offer shares of its common stock to OrthAlliance Affiliated Practitioners as an incentive for these individuals and their professional entities to either (a) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections
2.4 and 7.2(e) of the Merger Agreement, or (b) enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the proposed Merger with OrthAlliance. These shares would be issued to eligible OrthAlliance Affiliated Practitioners generally on the following terms, which would be documented in a written agreement between OCA and the OrthAlliance Affiliated Practitioner.

1.       TARGET STOCK PROGRAM

         Under OCA's Target Stock Program, OCA would grant an eligible OrthAlliance Affiliated Practitioner shares of OCA common stock (except as described below) following the third anniversary of the Merger if certain targets are achieved, as described below.

         o NEW OCA AGREEMENT. For OrthAlliance Affiliated Practitioners who, along with their respective professional entities, enter into an OCA Business Services Agreement effective as of the proposed Merger, OCA would issue them a number of shares of OCA common stock following the third anniversary of the Merger equal to:

                  (a)   3,

                        TIMES

                  (b) 70% OF ASSUMED SERVICE FEES IN PRIOR 12 MONTHS. 70% of the amount of service or consulting fees (excluding any center or other expense reimbursement) that would have been payable to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under the OCA Business Services Agreement during the 12 calendar months immediately preceding the Merger (assuming that the OCA Business Services Agreement had been in effect during that period and also assuming that the operating margin of the practice during that period was 5.0% higher than the actual operating margin for that period),

                        DIVIDED BY

                  (c) AVERAGE CLOSING PRICE AT THIRD ANNIVERSARY. The average closing price of OCA common stock during the 10 trading days immediately preceding the third anniversary of the Merger,

               IF, during the 12 calendar months immediately preceding the third anniversary of the Merger:

                  70% INCREASE IN SERVICE FEES IN YEAR 3. The amount of service or consulting fees (excluding any center or other expense reimbursement) paid to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under the OCA Business Services Agreement is at least 70% greater than the amount of service or consulting fees (excluding any center or other expense reimbursement) that would have been payable to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under the OCA Business Services Agreement during the 12 calendar months immediately preceding the Merger (assuming that the OCA Business Services Agreement had been in effect during that period and also assuming that the operating margin of the practice during that period was 5.0% higher than the actual operating margin for that period).

              PRO RATA AMOUNT. However, if this 70% target amount of increased service or consulting fees is not achieved during the 12 calendar months immediately preceding the third anniversary of the Merger, but the amount of service or consulting fees paid during that period is at least equal to the amount that would have been paid under the OCA Business Services Agreement during the 12 calendar months immediately preceding the Merger (based on the assumptions described above), then OCA would grant the OrthAlliance Affiliated Practitioner a pro rata amount of the shares of OCA common stock that OCA would have granted if the target amount had been achieved.

         o AMENDMENTS. For OrthAlliance Affiliated Practitioners who, along with their respective professional entities, amend their respective employment agreement and OrthAlliance Service or Consulting Agreement as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, OCA would issue them a number of shares of OCA common stock following the third anniversary of the Merger equal to:

                  (a)   3,

                        TIMES

                  (b) 70% OF SERVICE FEES IN PRIOR 12 MONTHS. 70% of the amount of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OrthAlliance or its subsidiaries during the 12 calendar months prior to the Merger,

                        DIVIDED BY

                  (c) AVERAGE CLOSING PRICE AT THIRD ANNIVERSARY. The average closing price of OCA common stock during the 10 trading days immediately preceding the third anniversary of the Merger,

               IF, during the 12 calendar months immediately preceding the third anniversary of the Merger:

                  70% INCREASE IN SERVICE FEES IN YEAR 3. The amount of service or consulting fees (excluding any center or other expense reimbursement) paid to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under their OrthAlliance Service or Consulting Agreement is at least 70% greater than the amount of service or consulting fees (excluding any center or other expense reimbursement) paid to OrthAlliance or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under their OrthAlliance Service or Consulting Agreement during the 12 calendar months immediately preceding the Merger.

              PRO RATA AMOUNT. However, if this 70% target amount of increased service or consulting fees is not achieved during the 12 calendar months immediately preceding the third anniversary of the Merger, but the amount of service or consulting fees paid during that period is at least equal to the amount paid during the 12 calendar months immediately preceding the Merger, then OCA would grant the OrthAlliance Affiliated Practitioner a pro rata amount of the shares of OCA common stock that OCA would have granted if the target amount had been achieved.

         o OCA MAY CHOOSE TO SUBSTITUTE INTEREST BEARING NOTE. OCA could elect, in its sole discretion, to issue the OrthAlliance Affiliated Practitioner a promissory note in the amount computed as described above, which would be payable over 7 years and bear interest at the prime rate plus 1.5% per year, in lieu of shares of OCA common stock.

         o RESTRICTIONS ON TRANSFER. The shares would be subject to contractual restrictions on transfer. No shares could be sold or transferred prior to the second anniversary of the date on which they were issued. 25% of the shares would become eligible for sale or transfer on each of the second, third, fourth and fifth anniversaries of the date on which the shares were issued.

         o DAMAGES UPON TERMINATION. If the OrthAlliance Affiliated Practitioner's employment as a full-time orthodontist or pedodontist, as applicable, in his or her respective practice, ownership of his or her professional entity, employment agreement or OrthAlliance Service or Consulting Agreement (or OCA Business Services Agreement, as applicable) terminates prior to the fifth anniversary of the date on which shares of OCA common stock are issued to that individual under this program, the OrthAlliance Affiliated Practitioner would pay OCA or its subsidiaries $250,000 in cash for each year that the termination precedes such sixth anniversary (pro rated for partial years), in addition to any other remedies to which OCA or its subsidiaries may be entitled.

         o PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, these amounts would be computed on a pro rata basis.

         o NEW OCA AGREEMENT OR AMENDMENTS REQUIRED TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, must either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the Merger.

         o CONDITIONED ON MERGER CLOSING. Participation in this program and the grant of any shares under this program would be conditioned upon, and subject to, completion of the Merger.

2.       STOCK POOL PROGRAM FOR EARLY AMENDMENTS OR NEW AGREEMENTS

         Under OCA's Stock Pool Program, eligible OrthAlliance Affiliated Practitioners would be granted shares of OCA common stock if, within certain stated deadlines, they either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger. OrthAlliance Affiliated Practitioners who do so, along with their professional entity, no later than July 27, 2001 would be granted shares of OCA common stock as follows:

         o ANNUAL SERVICE FEE/TENURE BASED AMOUNT. Shares in an amount equal to the greater of 500 or:

                  (a) ANNUAL SERVICE FEE BASED AMOUNT. 30 shares for each $10,000 of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OrthAlliance or its subsidiaries during the period from April 1, 2000 through March 31, 2001 (with certain adjustments and annualization as described in Section 2.4 of the Merger Agreement), rounded to the nearest whole number,

                        PLUS

                  (b) TENURE BASED AMOUNT. 10 shares for each whole calendar month elapsed during the term of their OrthAlliance Service or Consulting Agreement as of March 31, 2001.

         o TIMING BASED AMOUNT. An additional number of shares for the first 180 OrthAlliance Affiliated Practitioners who either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger, within specified time limits as described below. For those OrthAlliance Affiliated Practitioners who do so:

                  o     By June 15, 2001:

                           (i)      900 shares,

                                    PLUS

                           (ii) 200 shares for each additional 20 of those OrthAlliance Affiliated Practitioners who do so from June 16 - July 27, 2001.

                  o     June 16 - 22, 2001:


                           (i)      800 shares,

                                    PLUS

                           (ii) 200 shares for each additional 20 of those OrthAlliance Affiliated Practitioners who do so from June 23 - July 27, 2001.

                  o     June 23 - 29, 2001:

                           (i)      700 shares,

                                    PLUS

                           (ii) 200 shares for each additional 20 of those OrthAlliance Affiliated Practitioners who do so from June 30 - July 27, 2001.

                  o     June 30 - July 6, 2001:

                           (i)      600 shares,

                                    PLUS

                           (ii) 200 shares for each additional 20 of those OrthAlliance Affiliated Practitioners who do so from July 7 - 27, 2001.

                  o     July 7 - 13, 2001:

                           (i)      500 shares,

                                    PLUS

                           (ii) 200 shares for each additional 20 of those OrthAlliance Affiliated Practitioners who do so from July 14 - 27, 2001.

                  o     July 14 - 20, 2001:

                           (i)      400 shares,

                                    PLUS

                           (ii) 200 shares for each additional 20 of those OrthAlliance Affiliated Practitioners who do so from July 21 - 27, 2001.

                  o     July 21 - 27, 2001:

                           (i)      300 shares.

         o CLINICAL ADVISORY COMMITTEE MEMBERS. In addition, each of the 12 OrthAlliance Affiliated Practitioners who are selected by OCA and OrthAlliance, and agree, to serve on OCA's Clinical Advisory Committee upon the Merger will be granted 2,500 shares of OCA common stock if, by June 8, 2001, that individual and his or her professional entity (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger.

         o RESTRICTIONS ON TRANSFER. The shares would be subject to contractual restrictions on transfer. No shares could be sold or transferred prior to the first anniversary of the Merger. One-third of the shares would become eligible for sale or transfer on each of the first, second and third anniversaries of the Merger.

         o DAMAGES UPON TERMINATION. If the OrthAlliance Affiliated Practitioner's employment as a full-time orthodontist or pedodontist, as applicable, in his or her respective practice, ownership of his or her professional entity, employment agreement or OrthAlliance Service or Consulting Agreement (or OCA Business Services Agreement, as applicable) terminates prior to the third anniversary of the Merger, the OrthAlliance Affiliated Practitioner would pay OCA or its subsidiaries $50,000 in cash for each year that the termination precedes such third anniversary

               (pro rated for partial years), in addition to any other remedies to which OCA or it subsidiaries may be entitled.

         o PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, these amounts would be computed on a pro rata basis.

         o NEW OCA AGREEMENT OR AMENDMENTS REQUIRED TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, must, by the specified dates, either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the Merger.

         o CONDITIONED ON MERGER CLOSING. Participation in this program and the grant of any shares under this program would be conditioned upon, and subject to, completion of the Merger.

ADDITIONAL INCENTIVES FOR ENTERING INTO NEW OCA AGREEMENT

         In addition to the two programs described above, OCA intends to offer additional shares of its common stock to OrthAlliance Affiliated Practitioners as an incentive for these individuals and their professional entities to enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the Merger. These shares would be issued to eligible OrthAlliance Affiliated Practitioners generally on the following terms, which would be documented in a written agreement between OCA and the OrthAlliance Affiliated Practitioner:

1.       INCENTIVE STOCK FOR CONVERSION TO OCA AGREEMENT

         Under OCA's Conversion Incentive Program, for eligible OrthAlliance Affiliated Practitioners who, along with their professional entity, enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement effective as of the Merger, on or before July 27, 2001:

         o NUMBER OF SHARES. Following the Merger with OrthAlliance, OCA would grant shares of OCA common stock to an eligible OrthAlliance Affiliated Practitioner in an amount equal to:

                  (a)      4,

                           TIMES

                  (b)      The amount by which:

                           (i) FEES UNDER OCA AGREEMENT. Service or consulting fees (excluding any center or other expense reimbursement) that would have been payable to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under the OCA Business Services Agreement during the 12 calendar months immediately preceding the Merger (assuming that the OCA Business Services Agreement had been in effect during that period and also assuming that the operating margin of the practice during that period was 5.0% higher than the actual operating margin for that period),

                                    EXCEEDS

                           (ii) FEES UNDER EXISTING AGREEMENT. Service, consulting or management fees (excluding any center or other expense reimbursement) paid to OrthAlliance or its subsidiaries by the OrthAlliance Affiliated Practitioner or his or her professional entity during the 12 calendar months immediately preceding the Merger under their existing OrthAlliance Service or Consulting Agreement,




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                           DIVIDED BY

                  (c) AVERAGE CLOSING PRICE AT MERGER. The average closing price of OCA common stock during the 10 trading days prior to the Merger.

         o RESTRICTIONS ON TRANSFER. These shares would be subject to contractual restrictions on transfer. No shares could be sold or transferred prior to the second anniversary of the Merger. 25% of the shares would become eligible for sale or transfer on each of the second, third, fourth and fifth anniversaries of the Merger.

         o DAMAGES UPON TERMINATION. If the OrthAlliance Affiliated Practitioner's OCA Business Services Agreement, employment as a full-time orthodontist or pedodontist, as applicable, in his or her respective practice, or ownership of his or her professional entity terminates prior to the fifth anniversary of the Merger, the OrthAlliance Affiliated Practitioner would pay OCA or its subsidiaries $150,000 in cash for each year that the termination precedes such third anniversary (pro rated for partial years), in addition to any other remedies to which OCA or its subsidiaries may be entitled.

         o NEW OCA AGREEMENT REQUIRED TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, must enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement effective as of the Merger, on or before July 27, 2001.

         o PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, these amounts would be computed on a pro rata basis.

         o CONDITIONED ON MERGER CLOSING. Participation and the grant of any shares would be conditioned upon, and subject to, completion of the Merger with OrthAlliance.



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2.       DOCTORS TRUST PROGRAM

         Under OCA's Doctors Trust Program, for eligible OrthAlliance Affiliated
         Practitioners:

         o TWO YEAR OPTION TO PURCHASE SHARES. At anytime during the two years immediately following the Merger, the OrthAlliance Affiliated Practitioner could elect, by giving OCA written notice, to purchase a number of shares of OCA common stock equal to (A) $60,000, divided by (B) the average closing sales price per share of OCA common stock reported for the 10 trading days immediately prior to the Merger.

         o INSTALLMENT PAYMENTS OF PURCHASE PRICE. The purchase price of the shares would equal $40,000 and would be payable by the OrthAlliance Affiliated Practitioner in 40 equal quarterly installments of $1,000 each over a period of 10 years, beginning on the second anniversary of the Merger.

         o RESTRICTIONS ON TRANSFER. These shares would be subject to contractual restrictions on transfer. No shares could be sold or transferred prior to the eleventh anniversary of the Merger. Beginning on that eleventh anniversary, one-seventh of the shares would become eligible for sale or transfer during each of the following seven years.

         o FORFEITURE OF SHARES. Shares that are not then granted or eligible for sale or transfer would be forfeited if the OrthAlliance Affiliated Practitioner:

                  (a) Ceases to be employed full-time as an orthodontist or pedodontist, as applicable, in his or her respective practice prior to the tenth anniversary of the Merger, or

                  (b) Ceases to own an equity interest in the professional entity that is a party to the OCA Business Services Agreement prior to the tenth anniversary of the Merger, or

                  (c) And his or her professional entity's OCA Business Services Agreement terminates, or

                  (d) Or his or her professional entity fails to utilize OCA's proprietary computer software and business systems in connection with the business functions of their practice, or

                  (e) Or his or her professional entity fails to comply with OCA's policies, procedures and systems, including a productive working relationship with OCA's corporate office staff and other orthodontists and dental professionals who are affiliated with OCA, fulfil his or her financial obligations to OCA or its subsidiaries, or breaches his or her OCA Business Services Agreement.

         o NO RETURN OF PURCHASE PRICE. If shares acquired under this program are forfeited, any purchase price previously paid would not be returned, but further obligations to pay the quarterly installments would be canceled.

         o DEATH OR DISABILITY. If the OrthAlliance Affiliated Practitioner dies or becomes permanently disabled (and ceases to practice orthodontic or pedodontics, as applicable), a proportionate number of shares for which quarterly installments of purchase price had then been paid (that is, one-fortieth of the number of shares for each quarterly installment of purchase price that had been paid) would not be





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               forfeited due to those events, and one-seventh of that
               proportionate amount would become eligible for sale or transfer during each of the following seven years.

         o TRANSFER OF PRACTICE AFTER 10 YEARS. If the OrthAlliance Affiliated Practitioner remains employed full-time as an orthodontist or pedodontist, as applicable, in his or her respective practice, owns an equity interest in the professional entity that is a party to the OCA Business Services Agreement, remains a party to an OCA Business Services Agreement and otherwise complies with the terms and conditions of this program through the tenth anniversary of the Merger, then the OrthAlliance Affiliated Practitioner could thereafter transfer his practice to another orthodontist or pedodontist, as applicable, acceptable to OCA who assumes all of the OrthAlliance Affiliated Practitioner's obligations under the OCA Business Services Agreement and, subject to continued compliance with his or her covenant not to compete, a proportionate number of shares for which quarterly installments of purchase price had then been paid would not be forfeited due to those events, and one-seventh of that proportionate amount would become eligible for sale or transfer during each of the following seven years.

         o NEW OCA AGREEMENT REQUIRED TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, must enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the Merger.

         o PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, these amounts would be computed on a pro rata basis.

         o CONDITIONED ON MERGER CLOSING. Participation and purchase of shares under OCA's Doctors Trust Program would be conditioned upon, and subject to, completion of the Merger.




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



IN CONNECTION WITH THE PROPOSED MERGER, OCA WILL FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, OCA AND ORTHALLIANCE. AFTER THE REGISTRATION STATEMENT IS FILED WITH THE SEC, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FREE OF CHARGE, BOTH ON THE SEC'S WEB SITE (www.sec.gov) AND FROM OCA AND ORTHALLIANCE BY DIRECTING A REQUEST TO ORTHODONTIC CENTERS OF AMERICA, INC., 5000 SAWGRASS VILLAGE CIRCLE, SUITE 30, PONTE VEDRA BEACH, FL 32082, ATTENTION:
INVESTOR RELATIONS, OR TO ORTHALLIANCE, INC., 21535 HAWTHORNE BOULEVARD, SUITE 200, TORRANCE, CA 90503, ATTENTION: INVESTOR RELATIONS. ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO A SHAREHOLDER MEETING TO BE HELD IN CONNECTION WITH SUCH MERGER. INFORMATION ABOUT THE PARTICIPANTS IN THE SOLICITATION, INCLUDING THEIR INTERESTS IN SHARES OF ORTHALLIANCE'S COMMON STOCK, IS SET FORTH IN ORTHALLIANCE'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 FILED WITH THE SEC. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS BY READING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE, NOR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. ANY INDICATION OF INTEREST IN RESPONSE TO THIS COMMUNICATION WILL INVOLVE NO OBLIGATION OR COMMITMENT. NO SECURITIES WILL BE SOLD OR GRANTED IN ANY JURISDICTION IN WHICH THE OFFER, SOLICITATION OR SALE OF SUCH SECURITIES WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.


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